The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Helena Gu	Direct Dial: 774-267-7171	Email: Helena.gu@alston.com

December 10, 2020

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Patrick Scott

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 481 to the Trust’s Registration Statement on Form N-1A, filed on [October 13, 2020

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on November 30, 2020 (the “Comments”), relating to Post-Effective Amendment No. 481 to the Trust’s Registration Statement on Form N-1A filed on October 14, 2020 regarding the Certeza Convex Core Fund, a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

The Staff requests the following:

A.	Please respond to all comments in writing, addressed to Mr. Scott and filed as correspondence on EDGAR prior to effectiveness of the filing.

B.	Please remove all brackets and fill in all blanks.

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December 10, 2020 Page 2
C.	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

D.	When a comment applies to disclosure that appears elsewhere in the prospectus please make corresponding changes in each place such disclosure appears.

Response #1

The Registrant acknowledges the comments and will make all necessary conforming changes as requested.

Prospectus

Summary Section – Investment Objective

Comment #2

Please explain in plain English the Fund’s “convex” strategy in the investment strategy section.

Response #2

The Registrant has added the disclosure requested. See the modification to the second paragraph under Summary Prospectus – Principal Investment Strategies shown below (marked to show changes):

Principal Investment Strategies. Under normal circumstances, the Fund invests primarily in (i) long and short call and put options on Standard & Poor’s 500 Index (S&P 500) instruments, (ii) long and short positions on Standard & Poor’s 500 Index (S&P 500) instruments, (iii) long and short positions in Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (“VIX”) futures, and (iii) cash, cash equivalents (including short term treasury securities) and short term, investment grade debt securities (or exchange traded funds (ETFs) investing in such securities)..

The Fund seeks to achieve its investment objective by investing in long and short call and put options on S&P 500 instruments as well as long and short positions on such instruments to provide exposure to the US large cap equity market. S&P 500 Instruments include index futures and ETFs A put is an option contract giving the owner the right (but not the obligation) to sell a specified amount of an underlying asset at a set price within a specified time. A call is an option contract giving the owner the right (but not the obligation) to buy a specified amount of an underlying security at a specified price within a specified time.

The Fund’s Adviser manages the Fund’s equity exposure using a quantitative process that relies on mathematics to determine investment decisions and seeks to remove as much emotion and discretion as possible by automating the investment process in a systematic manner ~~a quantitative and systematic~~. The strategy ~~that~~ seeks to create a ~~structured~~ convex return and risk profile that provides upside exposure to the US large cap equity market ~~and downside risk mitigation~~ while actively working to reduce downside risk. The ~~procedures~~ investment process, however, may not be successful in doing so. The Adviser’s systematic process, based on historic and real-time S&P 500 index and index option price data to mathematically ~~analysis~~ determine~~s~~ target ~~index~~ equity exposure ~~to be~~ expressed through option trades. Factors related to positioning – calls/puts, size, strike price,

December 10, 2020 Page 3

and time to expiration – will be determined in a systematic manner to seek targeted upside and downside beta capture of the S&P 500 Index. Upside and downside beta capture of the S&P 500 Index is a measure of how the strategy has outperformed the benchmark during periods of market strength and weakness.

The Fund also invests in VIX futures contracts using a quantitative process that relies on mathematics to determine investment decisions and seeks to remove as much emotion and discretion as possible by automating the investment process in a systematic manner ~~quantitative and systematic strategy~~. The process ~~to~~ provides the portfolio with direct volatility exposure which seeks to exploit the expected relationship between the S&P 500 Index and the VIX Index in order to ~~further smooth or~~ enhance portfolio returns. VIX futures exposure will vary, but could represent as much as 20% of the portfolio at any one time. The VIX Index is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX Index estimates expected volatility by aggregating the weighted prices of S&P 500 Index puts and calls over a wide range of strike prices. ~~The VIX Index is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. The VIX Index uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.~~

All futures and options positions held by the Fund are exchange-traded and collateralized with cash, cash equivalents (for example, Treasury Bills, commercial paper and money market fund shares), other listed options, short-term debt rated investment grade by at least one nationally recognized statistical rating organization (“NRSRO”) or ~~exchange-traded funds(“~~ETFs~~”)~~ investing in such instruments.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance.

Summary Section – Fees and Expenses of the Fund

Comment #3

It appears that short sales are a principal investment strategy. As such please confirm that in the “Other Expenses” line item in the fee table that dividends on securities sold short will be included here or will be broken out as a separate line item under “Other Expenses.” Please include the short sale information in a footnote.

Response #3

The Registrant notes that, although the Fund will take short positions on futures and options contracts, the Fund will not be selling short securities. To the extent that the Fund does sell a security short in the future, the Fund will include an such expenses in “Other Expenses.”

Summary Section – Principal Investment Strategies

Comment #4

Please clarify if clause (i) in the first paragraph only includes long and short calls and puts or if it includes other securities or derivatives.

December 10, 2020 Page 4

Response #4

The Registrant has clarified the disclosure as requested. Please see the first and second paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Comment #5

We note that treasury securities are a principal investment of the Fund. Please include a corresponding principal risk for treasury securities.

Response #5

The Registrant has added the disclosure as requested. Please see below:

Summary Prospectus – Principal Risks

U.S. Treasury Securities Risk - A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate.

Statutory Prospectus – Principal Risks

U.S. Treasury Securities Risk. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

Comment #6

Please specify the "debt securities" that the Fund will invest in.

Response #6

The Registrant has made the requested change. Please see the first paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Comment #7

Please elaborate on what a “quantitative and systematic strategy” is. If "quantitative and systematic strategy" is related to the “systematic process” described within this paragraph, please use consistent terminology and write in plain English. Additionally, (i) what do you substantively mean by “based on historic and real time data analysis;” (ii) what is the “data” being analyzed; (iii) what is the target VIX exposure; and (iv) what you mean by “structured returns”?

Response #7

The Registrant has clarified its disclosure in response to these questions. Please see the third paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

December 10, 2020 Page 5

Comment #8

Please start a new paragraph after the phrase "specified time”.

Response #8

The Registrant has made the requested change. Please see the response to Comment #2 above.

Comment #9

Please restate in plain English the phrase "downside risk mitigation".

Response #9

The Registrant has revised the phrase as requested to "reducing downside risk." Please see the third paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Comment #10

Please clarify whether the phrase "the procedures" is a reference to strategy.

Response #10

The Registrant has changed the phrase to "the investment process" in order to clarify. Please see the third paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Comment #11

Please provide an explanation of “beta capture.”

Response #11

The Registrant has added an explanation of “beta capture” to the disclosure as requested. Please see the third paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Comment #12

Please restate the phrase “further smooth” to be more precise and in plain English.

Response #12

The Registrant has removed the reference to "further smooth." Please see the fourth paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Comment #13

Please restate the phrase "the VIX Index is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices" in plain English.

December 10, 2020 Page 6

Response #13

The Registrant respectfully believes the phrase is already stated in plain English.

Comment #14

Please restate the last sentence of the third paragraph under “Principal Investment Strategies” in plain English or explain the terms "near term", "next term" and "out of the money".

Response #14

The Registrant has revised the disclosure in plain English as requested. Please see the fourth paragraph of the Fund’s Principal Investment Strategies in the response to Comment #2 above.

Summary Section – Principal Risks

Comment #15

We note that principal risks appear to be in alphabetical order. Please consider re-ordering the principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure”.

Response #15

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors..

Comment #16

Why is counterparty risk a principal risk when the Fund will be investing in exchange traded derivatives that are intermediated by an exchange? Will the Fund be investing in OTC or bespoke derivatives? If so, please include a description in the principal investment strategies.

Response #16

The Registrant confirms that the Fund will not be investing in OTC or bespoke derivatives. The Registrant has removed counterparty risk from the Fund’s prospectus and moved it to the Statemen of Additional Information.

Comment #17

Please explain the premise for "Futures Commission Merchant Failure Risk" being a principal risk of the Fund.

December 10, 2020 Page 7

Response #17

The Registrant notes that the Fund will be trading index futures which requires the use of a futures commission merchant. Accordingly, the Registrant believes that this is a principal risk of the Fund given the precedent of FCM failures.

Comment #18

Please consider including disclosure under liquidity risk, derivatives risk or hedging risk, for risks associated with capital and margin requirements.

Response #18

In response to the comment, the Registrant has made the changes to the risk factors noted below:

Summary Prospectus – Principal Risks

Liquidity Risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, including margin requirements. Liquid securities can become illiquid due to political, economic or issuer specific events; supply/demand imbalances; changes in a specific market’s size or structure, including the number of participants; or overall market disruptions.

Statutory Prospectus – Principal Risks

Liquidity Risk. Liquidity risk exists when particular investments of a Fund would be difficult to purchase or sell, possibly preventing a Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring a Fund to dispose of other investments at unfavorable times or prices in order to timely meet its redemption obligations. Liquid securities can become illiquid due to political, economic or issuer specific events; supply/demand imbalances; changes in a specific market’s size or structure, including the number of participants; or overall market disruptions. Additionally, it is possible that particular derivative investments might be difficult to purchase or sell, possibly preventing a Fund from executing positions at an advantageous time or price, or possibly requiring it to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, including to meet daily variation margin requirements until the position is closed.

Regulatory Risk. Regulatory authorities in the United States or other countries may adopt rules that restrict the ability of the Fund to fully implement its strategy, either generally, or with respect to certain securities, industries or countries, which may impact the Fund’s ability to fully implement its investment strategies. Regulators may interpret rules differently than the Fund or the mutual fund industry generally, and disputes over such interpretations can increase in legal expenses incurred by the Fund. With respect to the Fund CFTC registration and regulation in its capacity as the Fund’s CPO and CTA as a result of the Fund’s commodities-related investments. The Fund is also subject to regulation as a commodity pool under the CEA. The Fund may incur additional expenses as a result of the registration and regulation obligations and certain investments may be

December 10, 2020 Page 8

limited or restricted. Additionally, new regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the Fund may be unable to fully execute its investment strategies as a result.

Comment #19

The Fund does not appear to invest in foreign securities. Please remove or explain why it is appropriate to include the phrase "non-U.S. exchanges" in "Market Disruption Risk."

Response #19

The Registrant has removed the clause “(both U.S. exchanges and non-U.S. exchanges)" in its entirety. See below:

Market Disruption Risk: Most United States futures exchanges limit fluctuations in some futures contract prices during a single day by regulations referred to as “daily limits.” During a single trading day, no trades may be executed in such contracts at prices beyond the daily limit. Futures prices have occasionally moved to the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund from executing trades and subject the Fund to substantial losses. Also, the Commodity Futures Trading Commission (“CFTC”) or exchanges ~~(both U.S. exchanges and non-U.S. exchanges)~~ may suspend or limit trading, and exchanges may be subject to periods of illiquidity.

Statutory Section – Principal Investment Strategies

Comment #20

In the fourth paragraph under Principal Investment Strategies, please specify the "data" mentioned in the phrase "the Adviser collects exchange data, verifies the data, and then analyzes the data using proprietary statistical methods to determine trades". The word "data" is too broad a term to meaningfully explain the Fund’s investment strategy.

Response #20

In response to the Staff’s comment, the Registrant has made the following clarification:

The Adviser’s research process is conducted in a quantitative manner. The Adviser collects real-time S&P 500 index and index option price ~~exchange~~ data, verifies the price data, and then analyzes the data using proprietary statistical methods to determine trades. The Adviser’s systematic process evaluates historical data sets, removes trades that do not meet risk management criteria, and seeks to filter remaining trades for statistical superiority. Risk management is a key part of the Adviser’s research and investment processes.

Comment #21

In the fifth paragraph under Principal Investment Strategies, please restate in plain English what the Registrant means by "profit targets".

December 10, 2020 Page 9

Response #21

In response to the Staff’s comment, the Registrant has rephrased the sentence in question as follows:

Selling decisions will be made with the support of statistics to determine if a position has achieved its intended purpose ~~profit targets~~ or needs to be exited because the statistics no longer support holding the position.

Comment #22

Please clarify whether the phrase "14 Code" is in reference to the Internal Revenue Code (IRC).

Response #22

The Registrant confirms that the reference should be to the IRC and has been modified accordingly.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Helena Gu at (404) 881-7171 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Helena Gu

Helena Gu